UniCredit

04024571

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND
EXCHANGE COMMISSION
FILING DESK
450 Fifth St.N.W.Judiciary Plaza
20549 WASHINGTON D.C. USA

Milan, March 26th , 2004

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary and Ordinary Shareholders Meeting of UniCredito Italiano, which will be published on March 30th 2004 in the Official Gazette of the Italian Republic, "Sole 24 Ore", "La Repubblica" and in the "Financial Times" (European edition).

With kindest regards, we remain

PROCESSED
APR 27 2004
THOMSON FINANCIAL

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Affari Societari e Legali

Leo

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

Sede Legale: Genova, Via Dante, 1 - *Direzione Centrale: Milano, Piazza Cordusio* - Capitale Sociale € 3.158.168.076,00 interamente versato - Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari cod. 3135.1 - Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova) - Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit

A joint stock company. Registered office: Via Dante 1, Genoa (Italy) - Head office: Piazza Cordusio, Milan (Italy) Registered with the Genoa Court, tax code and Vat number no. 00348170101 and with the Banks Register and belonging to the UniCredito Italiano Banking Group, registered with the Banking Groups Register under Code no. 3135.1. Member of the Interbank Deposit Protection Fund. Capital: € 3,158,168,076.00 fully paid up.

The Shareholders of UniCredito Italiano are convened to an Extraordinary Shareholders' Meeting to be held on April 30 at 9.00 am in Genoa - via Dante, 1 - and, if necessary, on second and third call, on May 3 at 6.30 pm and May 4 at 2.30 pm respectively, at the same location.
They are also convened to an Ordinary Shareholders' Meeting to be held on April 30 at 9.30 am in Genoa - Via Dante 1 - and, if necessary, on second call on May 4 at 3.00 pm, at the same place, or in any case at the end of the Extraordinary Meeting, to discuss and to resolve on the following

AGENDA
Extraordinary Meeting

1. To delegate the Board of Directors, in accordance with Section 2443 of the Italian Civil Code, with the power to resolve on an increase of the share capital in one or more tranches over a maximum period of three years, with the exclusion of the option right as provided for by Section 2441, 8, paragraph of the Italian Civil Code, of a maximum amount of € 30,000,000 for the options that the Board of Directors will issue for the underwriting of a maximum number of 60,000,000 ordinary shares, equal to 0.95% of the share capital to be allocated to the executive resources of UniCredito Italiano S.p.A., of the banks and of all the Group companies, which cover key roles in achieving the overall goal definition of UniCredito Italiano Group; following amendments to the by-laws;
2. To delegate the Board of directors with the power to resolve on a free increase share capital in one or more tranches over a maximum period of five years, as provided for by section 2349 of the Civil Code, for a maximum amount of Euro 52,425,000 equal to a maximum number of 104,850,000 ordinary shares of UniCredito Italiano, to be allocated to the employees of Group according to the guidelines set out in the Medium-Long Term Incentive Plan approved by the Board of Directors; following amendments to the by-laws.

ORDINARY MEETING

1. Examination of the financial statements as at 31 December 2003 together with the Board of Directors', Auditing company's and Statutory Auditors' report; examination of the Consolidated Annual Report and of the Annual Social Environmental Report;
2. Acquisition of holding company shares under Section 2357 of the Civil Code and section 132 of Decree no. 58 of 24 February 1998;
3. Allocation of annual net profit ;
4. Appointment of the Board of Statutory Auditors, the chairman, and two alternate auditors;
5. Approval of remuneration to be paid to the Board of Statutory Auditors for each year of activity;

6. Appointment of the firm KPMG- S.p.A. to audit the statutory financial statements, the consolidated financial statements, the semi-annual report and the intermediate consolidated financial statements; approval of auditing fees.

The meeting may be attended by the holders of ordinary shares who have received, pursuant to Section 85 of Decree no. 58 of 24 February 1998, the proper certification issued by a broker belonging to the centralized custody and settlement system run by Monte Titoli S.p.A.

The dividend approved by the shareholders will be payable starting from May 27 2004 (with the shares becoming ex-dividend on May 24 2004).

Detailed reports relative to the items on the agenda, together with a copy of the financial statements for the year ended 31 December 2003 and of the report of the Auditing Company, will be filed by April 15 at the company's registered office and headquarters as well as at Borsa Italiana S.p.A., the governing body that runs the stock market. The documentation may be examined by the shareholders.

In accordance with the by-laws relative to General Meetingprocedures, present members and alternate members of the Board of Statutory Auditors are appointed according to lists in which the candidates are numbered progressively.

The lists must be presented by shareholders representing at least one per cent of the voting rights in the ordinary General Meeting. The lists must be deposited at the Company's registered office and published in two national daily newspapers, including one financial, at least ten days before the set date for the first convening of the General Meeting.

The promoters must deposit together with the lists an irrevocable acceptance of responsibility of the candidates (conditional on their appointment), a statement which proves that neither any reasons for ineligibility nor any foreclosure exist together with documents certifying the possession of the required professional respectibility qualifications imposed by current legislation; in case of inability to deposit these documents within the foreseen time limits, a declaration must be deposited in which the candidate, under his own personal responsibility, attests he possesses the required qualification provided for by the law.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
As provided for by . Section 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Section 2372 of the Civil Code".